Entity	Jurisdiction
Point Cattle Holdings Limited	British Virgin Islands
Point Cattle Group Company Limited	Hong Kong
Shanghai Fuyu Information and Technology Co., Ltd.	People’s Republic of China
Shanghai Dianniu Internet Finance Information Service Co., Ltd.	People’s Republic of China
Shanghai Baoxun Advertisement Design Co., Ltd	People’s Republic of China

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